`UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number:

ATLANTA GOLD INC.

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On January 18, 2008, Atlanta Gold Inc. issued a press release “ATLANTA GOLD CHANGES STRATEGIC FOCUS FOR DEVELOPMENT OF ATLANTA GOLD PROJECT” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTA GOLD INC.

By: /s/ Bill Baird

Name: Bill Baird

Title:   Director, President and

Chief Executive Officer

Date:  January 21, 2008.

NEWS RELEASE

January 18, 2008

ATLANTA GOLD CHANGES STRATEGIC FOCUS FOR

DEVELOPMENT OF ATLANTA GOLD PROJECT

Toronto, Ontario – Atlanta Gold Inc. (TSX: ATG) announces that the Company has changed the strategic focus of its Atlanta Gold project from bulk mining cyanide heap leaching, to a combined open-pit and underground operation with an on-site milling facility.

As previously announced on January 15, 2008, the Company has recently strengthened its board and management team to include experienced mine-builders with the capacity to implement its new strategy. Salient features of the new strategy are as follows:

•

800 ton-per-day mining and gravity-flotation milling operation; construction of pilot plant with no cyanide circuit to commence in 2008

•

Reduction of environmental footprint by 95%

•

Elimination of major permitting hurdles which will reduce permitting timelines

•

Increase in expected metal recovery rates from 63% to 90%

•

Mining rate:  270,000 tons of ore producing 43,000 equivalent (Au + Ag) ounces of gold per year

•

Cash flow will fund underground exploration and development and expansion of existing resource

•

Initial underground access will utilize existing mine workings from the 1994 exploration program which will reduce underground costs and timelines by 60%

•

When warranted, construct an underground exploration decline which would also provide an access for mining below existing mine workings

•

Identify treatment smelters for the concentrate and close contracts with them

•

Continued remediation of existing surface disturbance created by historic mining activities

•

Raise community awareness of the benefits of the new strategy and carry out extensive environmental and socio-economic planning

The mining rate and the entry cost of the pilot program are low relative to the size of the known resource base and the upside potential. The Company estimates that it will cost C$25 million to implement its new strategy.

As previously announced (see news release of July 23, 2007 available at www.sedar.com), the Atlanta Gold project contains the following National Instrument 43-101compliant Measured, Indicated, and Inferred resources:

GOLD AND SILVER RESOURCES
	Tons (000’s)	Gold Grade Ounces per Ton	Ounces of Gold (000’s)	Silver Grade Ounces per Ton	Ounces of Silver (000’s)
Measured	16,434	0.058	958	0.151	2,483
Indicated	10,513	0.049	510	0.100	1,049
Measured + Indicated	26,947	0.054	1,468	0.131	3,532
Inferred	14,928	0.043	635	0.089	1,322

Qualified Persons

The principal authors of the technical report which substantiates the above National Instrument 43-101 compliant resources are Mark E. Smith, P.E., G.E. (Idaho Registered Engineer #4960), Craig L. Parkinson, P.G. (Idaho Professional Geologist #811), and Krishna Sinha, Ph.D., P.E. (Utah Registered Engineer #27254), all of whom meet the requirements of independent Qualified Persons in accordance with Canadian Securities Administrators National Instrument 43-101, “Standards of Disclosure for Mineral Projects”.

The technical report is available on SEDAR at www.sedar.com and on the Company's website at www.atgoldinc.com.

The Atlanta Shear Zone is 8,000 feet long and 1,800 feet deep and it remains open at depth but no drill data is available below a depth of 1,800 feet. Historic production from Atlanta amounted to 400,000 ounces of gold and 2.9 million ounces of silver.

The Company’s current resource estimate plus historic production totals 1.8 million equivalent ounces of gold (based on a silver-gold price ratio of 50:1) or 3,000 equivalent ounces of gold per vertical foot to a depth of 600 feet. Drilling below a depth of 600 feet indicates continuity of both the Shear Zone and gold values. The Company has conservatively assumed, pending further exploration, continuity of only 50% of such values for another 1,200 feet of depth. This analysis indicates the potential for an underground operation and significant expansion of the resource.

About the Company

Atlanta Gold Inc. (TSX: ATG) holds through its 100% owned subsidiary, Atlanta Gold Corporation, a 100% interest in the Atlanta property which comprises 1,891 acres and is located 65 miles east of Boise, in Elmore County, Idaho. A long history of mining makes Atlanta very suitable for the development of new mining projects.

The Company is focused on advancing its core asset, Atlanta, towards mine development and production and on acquiring, exploring and developing other attractive gold projects.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as "Measured", "Indicated" and "Inferred" resources that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our most recent Form 20-F, which may be secured from the Company or from the SEC's website at http://www.sec.gov/edgar.shtml.

Forward-Looking Information

This news release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. All statements, other than statements of historical fact, are forward-looking statements. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward looking information and statements. Such are based upon assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward looking information and statements involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward looking information and statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration, development and mining (including with respect to size, grade and recoverability of mineral reserves and resources); operational and technical difficulties; risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards; government action or delays in the receipt of governmental approvals, permits and licenses; changes in resource prices and fluctuations in currency exchange rates; the Company’s limited financial resources and the availability of financing alternatives; contests to the title of Company property and changes in general economic conditions or conditions in the financial markets; as well as other risks and uncertainties which are more fully described in the Company’s annual Form 20-F, annual and quarterly Management’s Discussion and Analysis and in other Company filings with securities and regulatory authorities which are available at www.sedar.com.

Readers are cautioned that the foregoing lists of risks, uncertainties and other factors are not exhaustive.  The forward-looking statements contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking information or statements contained herein or in any other documents filed with Canadian and U.S. securities regulatory authorities, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information contact:

Bill Baird

President and CEO

Telephone: (416) 777-0013; Fax: (416) 777-0014

E-mail: info@atgoldinc.com